Exhibit 3.1

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION OF

TRUSTCO BANK CORP N Y

Under Section 805 of the Business Corporation Law IT IS HEREBY CERTIFIED THAT:

1.	The name of the corporation is TRUSTCO BANK CORP N Y.

2.
The certificate of incorporation was filed by the New York Department of State on the 28th day of October, 1981 and was amended thereafter prior to the date hereof (as amended, the “Certificate of Incorporation”).

3.
The subject matter of this Certificate of Amendment (this “Amendment”) by the Corporation is to effect a combination of its Common Stock, $1 par value (the “Common Stock”), which is to be effected by means of a one-share-for-five-shares combination of its Common Stock issued and outstanding or held in treasury and by reducing in the same proportion its authorized Common Stock from 150,000,000 authorized shares of Common Stock to 30,000,000 authorized shares of Common Stock.  There is no impact on the par value of the Common Stock or on the number of the 500,000 authorized shares of Preferred Stock of the par value of $10 per share.  In order to give effect to the foregoing combination of the Common Stock, effective upon filing of this Amendment, Section 4.1 of Article FOURTH of the Certificate of Incorporation is hereby amended to read in its entirety as follows:

“4.1        The total number of shares of Common Stock which the Corporation shall have authority to issue is 30,000,000 shares of the par value of $1 per share.

The total number of shares of Preferred Stock which the Corporation shall have authority to issue is 500,000 shares of the par value of $10 per share.

The Board of Directors of the Corporation shall have the authority to provide for the issuance of the Preferred Stock in one or more series, with such voting powers, full or limited, but not to exceed one vote per share, or without voting powers, and with such designations, conversion rights, redemption prices, dividend rates and similar matters, including preferences over shares of Common Stock or other series of Preferred Stock as to dividends or distributions of assets and relative participation, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be set forth in resolutions providing for the issuance thereof that may be adopted by the Board of Directors.”

4.	Effective upon the filing of this Amendment, the Certificate of Incorporation is hereby further amended to add a new Section 4.3 to Article FOURTH which shall read as follows:

“4.3          Pursuant to the Business Corporation Law, effective upon the filing of this Certificate of Amendment of the Certificate of Incorporation with the New York State Department of State (the “Effective Time”), each five shares of the Corporation’s Common Stock, par value $1 per share, issued and outstanding immediately prior to the Effective Time (the “Old Shares”) shall automatically be combined into one validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). The Corporation shall not issue fractional shares in connection with the Reverse Stock Split. Registered holders of Old Shares who would otherwise be entitled to receive a fraction of a share on account of the Reverse Stock Split shall receive a cash amount (without interest) equal to, as the Corporation’s Board of Directors shall determine as of the Effective Time, either (i) each such shareholder’s proportionate interest in the proceeds, net of selling costs not paid and satisfied by the Corporation, from the aggregation and sale of the fractional shares by the transfer agent of the Corporation or (ii) the closing price of our Common Stock as reported on The Nasdaq Global Select Market on the trading day immediately preceding the Effective Time, as adjusted by the ratio of one share of Common Stock for every five shares of Common Stock, multiplied by the applicable fraction of a share.”

5.
Immediately prior to the filing of this Amendment, 96,440,729 shares of Common Stock, $1 par value per share, were issued and outstanding, 3,778,479 shares of Common Stock, $1 par value per share, were held as treasury shares, 49,780,792 shares of Common Stock, $1 par value per share, were authorized for issuance but unissued, and 500,000 shares of Preferred Stock, par value $10 per share, were authorized for issuance but unissued. Immediately after the effectiveness of this Amendment, 19,282,935 shares of Common Stock, $1 par value per share, will be issued and outstanding, 755,695 shares of Common Stock, $1 par value per share, will be held as treasury shares, 9,961,370 shares of Common Stock, $1 par value per share, will be authorized for issuance but unissued, and 500,000 preferred shares, par value $10 per share, will be authorized for issuance but unissued.

6.
The amendments to the Certificate of Incorporation were duly adopted in accordance with Section 803 of the Business Corporation Law of the State of New York (the “BCL”) by the Board of Directors of the Corporation and by affirmative vote of the holders of a majority of all outstanding shares of Common Stock entitled to vote thereon at a meeting of shareholders of the Corporation in accordance with Section 602 of the BCL.

IN WITNESS WHEREOF, the undersigned hereby affirms that statements made herein are true and under penalties of perjury.

Dated: May 27, 2021

/s/ Michael Hall

Michael Hall, Secretary